Ad hoc announcement pursuant to Art. 53 LR
FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis delivers solid Q3 results, with strong growth in Innovative Medicines. Announces strategic review of Sandoz
• Q3 net sales grew +5% (cc1, +6% USD)
o Innovative Medicines grew +7% (cc, +8% USD)
o Strong performance of key growth drivers: Entresto (+44% cc), Cosentyx (+22% cc), Kesimpta (USD 109 million), Jakavi (+26% cc), Zolgensma (+28% cc), Promacta/Revolade (+18% cc) and Kisqali (+27% cc)
o Sandoz declined -2% (cc, -1% USD), affected by continued pricing pressures. Ex-US sales grew +3% (cc)
• Q3 core1 operating income grew +9% (cc, +10% USD)
o Innovative Medicines grew +13% (cc, +14% USD), due to higher sales and productivity programs
o Sandoz declined -15% (cc, -13% USD), impacted by gross margin
• Q3 operating income grew +32% (cc, +34% USD)
• Q3 net income increased +41% (cc, +43% USD)
• Q3 free cash flow1 of USD 4.4 billion (+64% USD), with higher operating income, lower payments out of provisions and favorable changes in working capital
• Nine months sales grew +4% (cc, +7% USD) and core operating income grew +4% (cc, +7% USD)
o Innovative Medicines sales grew +6% (cc, +9% USD) and core operating income +8% (cc, +11% USD)
o Sandoz sales declined -4% (cc, 0% USD) and core operating income declined -18% (cc, -15% USD)
• Increasing peak sales guidance for Cosentyx (at least USD 7.0 billion) and Entresto (at least USD 5.0 billion)
• Key innovation milestones
o Zolgensma partial clinical trial hold lifted by FDA; Ph3 IT clinical trial for SMA to proceed Q4 2021
o Kisqali demonstrated statistically significant OS benefit for 1L HR+/HER2- advanced breast cancer
o Cosentyx met primary endpoint in Ph2 Giant Cell Arteritis study; Ph3 started
o Remibrutinib met primary endpoint in Ph2b CSU study; Ph3 in CSU and MS planned
o 177Lu-PSMA-617 and Asciminib granted priority review by FDA
• Commencing a strategic review of Sandoz to maximize shareholder value, options range from retaining the business to separation
• 2021 Group guidance2 unchanged
Basel, October 26, 2021 - commenting on the quarter, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered strong Innovative Medicines performance, driven by the continued momentum of Cosentyx and Entresto, allowing us to raise peak sales guidance for these products. Rejuvenation of our portfolio continues, from our key brands which include Kesimpta, Leqvio, Zolgensma and the oncology portfolio. We are also commencing a strategic review of Sandoz to maximize shareholder value. We remain confident in the strength of our pipeline and launch brands to fuel the growth of our company in the mid to longer term.”

Key figures¹
	Q3 2021	Q3 2020	% change		9M 2021	9M 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 030	12 259	6	5	38 397	35 889	7	4
Operating income	3 233	2 412	34	32	9 127	7 508	22	18
Net income	2 758	1 932	43	41	7 712	5 972	29	26
EPS (USD)	1.23	0.85	45	44	3.44	2.62	31	28
Free cash flow	4 423	2 697	64		10 255	8 349	23
Core operating income	4 467	4 069	10	9	12 769	11 915	7	4
Core net income	3 830	3 467	10	9	10 959	10 124	8	5
Core EPS (USD)	1.71	1.52	13	11	4.88	4.44	10	7

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.  2 Please see detailed guidance assumptions on page 7 including the forecast assumption that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly oncology, in the remainder of the year. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US

Strategic review of the Sandoz Division
Novartis has commenced a strategic review of the Sandoz Division. The review will explore all options, ranging from retaining the business to separation, in order to determine how to best maximize value for our shareholders.
Sandoz is a global leader in generic pharmaceuticals and biosimilars. Its global portfolio covers all major therapeutic areas with a global market leadership position in biosimilars, generic antibiotics and oncology medicines.
Financials
Third quarter
Net sales were USD 13.0 billion (+6%, +5% cc) in the third quarter. Volume contributed 9 percentage points to sales growth, driven by Entresto, Cosentyx, Kesimpta and Jakavi. Volume growth was partly offset by price erosion of 2 percentage points and generic competition of 2 percentage points.
Operating income was USD 3.2 billion (+34%, +32% cc) predominately from higher sales and lower impairment charges, partly offset by higher investments in M&S and R&D.
Net income was USD 2.8 billion (+43%, +41% cc). EPS was USD 1.23 (+45%, +44% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 4.5 billion (+10%, +9% cc) benefiting from higher sales and productivity programs, partly offset by higher investments in M&S and R&D. Core operating income margin was 34.3% of net sales, increasing by 1.1 percentage points (+1.0 percentage point cc).
Core net income was USD 3.8 billion (+10%, +9% cc). Core EPS was USD 1.71 (+13%, +11% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 4.9 billion.
Free cash flow amounted to USD 4.4 billion (+64%). This increase was driven by higher operating income adjusted for non-cash items, favorable changes in working capital and lower payments out of provisions, mainly due to legal matters in the prior year quarter.
Innovative Medicines net sales were USD 10.6 billion (+8%, +7% cc). Volume contributed 10 percentage points to sales growth. Pharmaceuticals BU sales grew +8% (cc), with continued strong growth from Entresto, Cosentyx, Kesimpta and Zolgensma. Oncology BU grew +5% (cc) driven by strong performance from Jakavi, Promacta/Revolade and Kisqali. Generic competition had a negative impact of 3 percentage points, mainly due to Diovan, Ciprodex and Exjade. Net pricing had a negligible impact on sales growth. Operating income was USD 2.8 billion (+40%, +38% cc). Core operating income was USD 4.0 billion (+14%, +13% cc). Core operating income margin was 37.8% of net sales, increasing 2.0 percentage points (+1.9 percentage points cc).
Sandoz net sales were USD 2.4 billion (-1%, -2% cc). Volume increased by 7 percentage points more than offset by a negative price effect of 9 percentage points. Sales in Europe grew +2% (cc), while sales in the US declined -20%. Global sales of Biopharmaceuticals grew +5% (cc). Operating income was USD 440 million (+11%, +9% cc). Core operating income was USD 571 million (-13%, -15% cc). Core Operating income margin was 23.8%, decreasing 3.4 percentage points (-3.6 percentage points cc).
Nine months
Net sales were USD 38.4 billion (+7%, +4% cc) in the first nine months. Volume contributed 8 percentage points to sales growth, driven by Entresto, Cosentyx and Zolgensma. Price erosion was 2 percentage points and there was an impact from generic competition of 2 percentage points.
Operating income was USD 9.1 billion (+22%, +18% cc) predominately from higher sales, lower legal expenses and lower impairment charges, partly offset by higher amortization and higher M&S and R&D investments.

Net income was USD 7.7 billion (+29%, +26% cc). EPS was USD 3.44 (+31%, +28% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 12.8 billion (+7%, +4% cc) benefiting from higher sales, partly offset by higher investments in M&S and R&D. Core operating income margin was 33.3% of net sales, increasing by 0.1 percentage point (+0.1 percentage point cc).
Core net income was USD 11.0 billion (+8%, +5% cc). Core EPS was USD 4.88 (+10%, +7% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 11.2 billion.
Free cash flow amounted to USD 10.3 billion (+23%). This increase was mainly driven by higher operating income adjusted for non-cash items, higher divestment proceeds and lower payments out of provisions, mainly due to legal matters in the prior year period, partly offset by the USD 650 million upfront payment to in-license tislelizumab from BeiGene.
Innovative Medicines net sales were USD 31.3 billion (+9%, +6% cc). Pharmaceuticals BU sales grew +7% (cc), driven by Entresto, Cosentyx, Zolgensma and Kesimpta. Oncology BU grew +4% (cc) driven by Promacta/Revolade, Jakavi and Kisqali. Volume contributed 9 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points. Net pricing had a negligible impact on sales growth. Operating income was USD 8.2 billion (+21%, +18% cc). Core operating income was USD 11.6 billion (+11%, +8% cc). Core operating income margin was 37.1% of net sales, increasing 0.8 percentage point (+0.9 percentage point cc).
Sandoz net sales were USD 7.1 billion (0%, -4% cc). Volume increased by 5 percentage points from growth in Biopharmaceuticals, partly offset by softer Retail Generics demand, including a weak cough and cold season. Pricing had a negative effect of 9 percentage points. Sales in Europe declined -4% (cc), while sales in the US declined -17%. Global sales of Biopharmaceuticals grew +5% (cc). Operating income was USD 1.2 billion (+81%, +75% cc). Core operating income was USD 1.5 billion (-15%, -18% cc). Core operating income margin was 21.6%, decreasing 3.8 percentage points (-3.7 percentage points cc).
Q3 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q3 growth) including:
Entresto	(USD 924 million, +44% cc) continued strong growth with increased patient share across markets, driven by demand as essential first choice therapy for HF patients
Cosentyx	(USD 1.2 billion, +22% cc) strong growth driven by sustained underlying demand across indications in the US and Europe and strong volume growth in China
Kesimpta	(USD 109 million) sales driven by launch uptake, strong access and increased demand based on a superior benefit-risk profile; now approved in 54 countries
Jakavi	(USD 426 million, +26% cc) showed double-digit growth across all regions, driven by strong demand in the myelofibrosis and polycythemia vera indications
Zolgensma	(USD 375 million, 28% cc) strong growth driven by expanding access in Europe and Emerging Growth Markets
Promacta/Revolade	(USD 522 million, +18% cc) showed double-digit growth across all regions, driven by increased use in chronic ITP and as first-line treatment for severe aplastic anemia
Ilaris	(USD 272 million, +24% cc) strong sales were driven by continued double-digit growth across all regions
Kisqali	(USD 232 million, +27% cc) continued to see growth across all regions, benefiting from the ongoing impact of positive overall survival data in three Ph3 studies
Xolair	(USD 365 million, +13% cc) continued to see growth, mainly driven by the chronic spontaneous urticaria and severe allergic asthma indications
Tasigna	(USD 514 million, +7% cc) growth was mainly driven by Emerging Growth Markets
Lucentis	(USD 556 million, +6% cc) sales grew in Emerging Growth Markets and Europe

Mayzent	(USD 76 million, +55% cc) continued to grow, driven by fulfilling an important unmet need in MS patients showing signs of progression despite being on other treatments
Kymriah	(USD 146 million, +20% cc) continued to see growth across all markets as coverage continued to expand, with more than 340 qualified treatment centers in 30 countries
Biopharmaceuticals	(USD 526 million, +5% cc) sales were driven by continued growth ex-US
Emerging Growth Markets*	Overall, sales grew +15% (cc). China grew strongly with sales reaching USD 839 million (+18% cc)
* All markets except US, Canada, Western Europe, Japan, Australia and New Zealand

Net sales of the top 20 Innovative Medicines products in 2021
	Q3 2021	% change		9M 2021	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 247	23	22	3 475	20	18
Entresto	924	46	44	2 599	46	41
Gilenya	703	-4	-5	2 131	-5	-7
Lucentis	556	8	6	1 652	18	12
Tasigna	514	8	7	1 552	7	5
Promacta/Revolade	522	18	18	1 498	18	16
Tafinlar + Mekinist	417	5	4	1 235	9	6
Jakavi	426	27	26	1 187	23	18
Sandostatin	351	-3	-4	1 068	-1	-2
Xolair	365	14	13	1 055	15	10
Zolgensma	375	29	28	1 009	52	49
Galvus Group	272	-6	-5	814	-10	-11
Gleevec/Glivec	256	-9	-9	791	-12	-15
Ilaris	272	24	24	775	22	22
Afinitor/Votubia	246	-6	-6	764	-7	-8
Exforge Group	203	-14	-16	704	-4	-8
Kisqali	232	27	27	652	30	27
Diovan Group	180	-24	-26	584	-25	-28
Kymriah	146	20	20	444	33	30
Votrient	142	-11	-12	438	-10	-12
Top 20 products total	8 349	11	10	24 427	12	9

R&D Update - key developments from the third quarter
New approvals
Cosentyx	Approved in China and Japan for treatment of moderate-to-severe plaque psoriasis in pediatric patients (≥ 6 years) who are candidates for systemic therapy or phototherapy
Entresto	Approved in Japan for patients with essential hypertension

Regulatory updates
Inclisiran	Resubmission to the FDA for the inclisiran NDA was filed with an action date of January 1, 2022
177Lu-PSMA-617	Granted FDA priority review for metastatic castration-resistant prostate cancer. PDUFA date anticipated in H1 2022
Zolgensma	Partial clinical trial hold lifted by the FDA. OAV-101 intrathecal Ph3 STEER study (global registration-enabling study) initiating
Asciminib (ABL001)	NDA accepted and priority review granted by the FDA for the treatment of chronic myeloid leukemia
Tislelizumab	BLA submission accepted by the FDA for the treatment of unresectable recurrent locally advanced or metastatic esophageal squamous cell carcinoma in patients who had received prior systemic therapy
Sabatolimab (MBG453)	Granted EC orphan drug designation for myelodysplastic syndromes
LNA043	Granted FDA fast track designation for osteoarthritis of the knee
NIS793	Granted FDA orphan drug designation in combination with standard of care chemotherapy for pancreatic cancer

Results from ongoing trials and other highlights
Kisqali
MONALEESA-2 final analysis showed statistically significant overall survival benefit for postmenopausal women in 1L HR+/HER2- advanced breast cancer. Kisqali plus letrozole achieved median OS of over five years (63.9 months) and a survival benefit of over 12 months vs. placebo plus letrozole in postmenopausal women (HR=0.76; p=0.004)

Canakinumab	Ph3 CANOPY-1 study did not meet its primary endpoints in non-small cell lung cancer (NSCLC). However, potentially clinically meaningful improvements in both progression free survival and overall survival were observed among pre-specified subgroups of patients with inflammatory biomarkers, additional analyses are ongoing. Canakinumab showed no unexpected safety signals. Results support further evaluation in lung cancer
Remibrutinib (LOU064)
Ph2b study in CSU showed significant improvements in UAS7 change from baseline at week 4 and 12 with all doses compared to placebo (p<0.0001) and demonstrated a rapid improvement as of week 1. Remibrutinib showed a favorable benefit/risk profile and good tolerability across the entire dose range tested. Ph3 studies in CSU are expected to begin enrolling patients by the end of 2021

Novartis is also initiating Ph3 pivotal trials in relapsing multiple sclerosis

Leqvio (Inclisiran)
Ph3 ORION-9, -10 and -11 pooled post hoc analyses data showed that Leqvio consistently reduced LDL cholesterol in ASCVD patients with established cerebrovascular disease (55.2% reduction vs. placebo) and polyvascular disease (48.9% reduction vs. placebo)

Iscalimab (CFZ533)
CIRRUS-1 study in kidney transplant discontinued following an interim analysis. CFZ533 in liver transplant continues, as do studies exploring CFZ533 as a potential treatment in other autoimmune conditions, such as hidradenitis suppurativa and Sjögren’s syndrome

Iptacopan (LNP023)
Final analysis of the Ph2b study in C3G showed that iptacopan met co-primary endpoints with statistically significant and clinically meaningful reduction in proteinuria in patients with C3G (native kidney) and delivered first data in patients with recurrent disease post-transplantation

Additional exploratory efficacy analyses of Ph2b study in IgAN indicate iptacopan further reduces UPCR at day 180 when compared to day 90 (primary study endpoint)

Cosentyx
Ph2 TitAIN study met primary endpoint in Giant Cell Arteritis (GCA) demonstrating sustained efficacy and no new safety signals were observed. Data supports further development

Ph3b MATURE study showed treatment with Cosentyx 300mg in a 2mL autoinjector resulted in high efficacy and convenient administration in adults with moderate to severe plaque psoriasis

Alpelisib (BYL719)
Real-world study demonstrated clinical benefit in patients with PIK3CA-Related Overgrowth Spectrum (PROS). At 24 weeks, 38% of patients achieved ≥20% reduction in the volume of the PROS lesions assessed in the primary endpoint analysis; no patients experienced disease progression or death

Beovu
Ph3 KITE study year 2 (100 weeks) data for DME showed that the majority of patients were maintained on a 12- or 16-week dosing interval. Intraocular inflammation (IOI) rates were 2.2% for Beovu and 1.7% for aflibercept. Retinal vascular occlusion (RO) rates were 0.6% for Beovu vs. 0.6% for aflibercept

Ph3 KINGFISHER study in DME met its primary endpoint and key fluid-related secondary endpoints vs. aflibercept. IOI rates were 4.0% for Beovu and 2.9% for aflibercept. RO rates were 0.3% for Beovu vs. 0.6% for aflibercept

Kymriah	Ph3 BELINDA study did not meet primary endpoint of event-free survival for patients with aggressive B-cell NHL who had primary refractory disease or who relapsed within 12 months of 1L treatment
177Lu-PSMA-617
Ph3 VISION study new quality of life data showed that 177Lu-PSMA-617 plus standard of care (SOC) delayed worsening of health-related quality of life (54% risk reduction; HR 0.46) and pain (55% risk reduction; HR 0.45) in heavily pre-treated patients with PSMA-positive mCRPC compared to SOC alone

Ligelizumab	Ph2b data analysis demonstrated ligelizumab was more likely to provide complete control of CSU symptoms than omalizumab
Ganaplacide/ Lumefantrine
Ph2b study of novel ganaplacide/lumefantrine combination in children (<12 years old) with acute uncomplicated malaria showed positive results (adequate clinical and parasitological response at day 29 with polymerase chain reaction correction)

Enerzair
Ph3 IRIDIUM study post hoc analysis showed how each of the three components in Enerzair Breezhaler contribute to the substantial reduction in asthma exacerbations (36-42%) vs. twice daily high-dose salmeterol/fluticasone. Another post-hoc analysis further suggests that using Enerzair Breezhaler as a step-up therapy from medium-dose LABA/ICS provides benefit beyond increasing ICS dose alone

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first nine months of 2021, Novartis repurchased a total of 28.2 million shares for USD 2.6 billion on the SIX Swiss Exchange second trading line, including 19.6 million shares (USD 1.8 billion) under the up-to USD 2.5 billion share buyback announced in November 2020 and 8.6 million shares (USD 0.8 billion) to mitigate dilution related to participation plans of associates. In addition, 1.4 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 9.9 million shares (for an equity value of USD 0.6 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 19.7 million versus December 31, 2020. These treasury share transactions resulted in an equity decrease of USD 2.1 billion and a net cash outflow of USD 2.9 billion.
As of September 30, 2021, the net debt was USD 24.3 billion broadly in line with the USD 24.5 billion at December 31, 2020, as the USD 10.3 billion free cash flow during the first nine months of 2021 was offset by the USD 7.4 billion annual dividend payment and net cash outflow for treasury share transactions of USD 2.9 billion.
The Group has not experienced liquidity or cash flow disruptions during the first nine months of 2021 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support its normal business activities.
As of Q3 2021, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
2021 outlook
Barring unforeseen events; growth vs. PY in cc

Group	Sales expected to grow low to mid single digit Core operating income expected to grow mid single digit, ahead of sales
Innovative Medicines	Sales expected to grow mid single digit Core operating income revised upwards from expected to “grow mid to high single digit” to “grow high single digit”
Sandoz	Sales expected to decline low to mid single digit Core operating income revised downwards from expected to “decline low to mid-teens” to “decline mid to high teens”

Our guidance assumes that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly oncology, in the remainder of the year. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.
We are increasing our peak sales guidance for Cosentyx and Entresto, to at least USD 7.0 billion and at least USD 5.0 billion respectively.
Foreign exchange impact
If late-October exchange rates prevail for the remainder of 2021, the foreign exchange impact for the year would be positive 2 percentage points on net sales and positive 2 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Board of Directors Announcements
The Novartis Board of Directors announced today that it is nominating Ana de Pro Gonzalo for election to the Board at the Annual General Meeting on March 4 2022. Ms Ana de Pro Gonzalo has held executive positions in finance and general management in IT and other industries. From 2010-2020, she was Chief Financial Officer of Amadeus IT Group SA, a leading technology provider and transaction processor for global businesses. Ms Ana de Pro Gonzalo serves as an independent non-executive director on several listed company boards as well as not-for-profit organizations. Her strong record of leadership in global corporations and experience in finance, capital markets and technology will add greatly to the expertise of the Novartis Board of Directors.
The Board also noted the decision by Andreas von Planta that he will not stand for re-election at the AGM 2023.
Key Figures¹

Group	Q3 2021	Q3 2020	% change		9M 2021	9M 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 030	12 259	6	5	38 397	35 889	7	4
Operating income	3 233	2 412	34	32	9 127	7 508	22	18
As a % of sales	24.8	19.7			23.8	20.9
Core operating income	4 467	4 069	10	9	12 769	11 915	7	4
As a % of sales	34.3	33.2			33.3	33.2
Net income	2 758	1 932	43	41	7 712	5 972	29	26
EPS (USD)	1.23	0.85	45	44	3.44	2.62	31	28
Core net income	3 830	3 467	10	9	10 959	10 124	8	5
Core EPS (USD)	1.71	1.52	13	11	4.88	4.44	10	7
Net cash flows from operating activities	4 925	3 156	56		11 187	9 645	16
Free cash flow	4 423	2 697	64		10 255	8 349	23

Innovative Medicines	Q3 2021	Q3 2020	% change		9M 2021	9M 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	10 628	9 837	8	7	31 291	28 780	9	6
Operating income	2 801	1 998	40	38	8 220	6 786	21	18
As a % of sales	26.4	20.3			26.3	23.6
Core operating income	4 017	3 525	14	13	11 619	10 433	11	8
As a % of sales	37.8	35.8			37.1	36.3

Sandoz	Q3 2021	Q3 2020	% change		9M 2021	9M 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 402	2 422	-1	-2	7 106	7 109	0	-4
Operating income	440	395	11	9	1 214	671	81	75
As a % of sales	18.3	16.3			17.1	9.4
Core operating income	571	658	-13	-15	1 536	1 806	-15	-18
As a % of sales	23.8	27.2			21.6	25.4

Corporate	Q3 2021	Q3 2020	% change		9M 2021	9M 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating (loss)/income	-8	19	nm	nm	-307	51	nm	nm
Core operating loss	-121	-114	-6	-7	-386	-324	-19	-17

nm = not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/02dda0a9-9347-4427-9a5e-6a1f527e8334/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as  “momentum,” “growth,” “continued,” “increasing,” “guidance,” “rejuvenation,” “continues,” “confident,” “will,” “driven,” “launch,” “expand,” “anticipated,” “action,” “initiating,” “continues,” “development,” “remains,” “outlook,” “expected,” “to grow,” “estimated,” “to meet,” “ongoing,” “to support,” “to gain,” “innovation,” “pipeline,” “retaining,” “can,” “resubmission,” “focus,” “priority,” “unforeseen,” “forecast,” “prevail,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on parts of our business including oncology and generics; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions or products; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our in-licensing of tislelizumab from Beigene. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics, particularly in oncology and generics, in the fourth quarter of 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
December 2, 2021  Capital Markets Day (with a focus on R&D)
February 2, 2022  Fourth Quarter & Full Year 2021 results
March 4, 2022    Annual General Meeting